                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                   Form 10-SB

                 General Form for Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            IR Operating Corporation
                 (Name of Small Business Issuer in its charter)

                    DELAWARE                                  11-2165149
        (State or other jurisdiction of                    (I.R.S. Employer
         incorporation or organization)                  Identification No.)

          112 Main Street, Webster, MA                          01570
    (Address of principal executive offices)                  (Zip Code)

Issuer's telephone number:  (888) 444-4762

Securities to be registered under Section 12(g) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 Each class is to be registered

      Common Stock, par value $0.001           Nasdaq OTC Bulletin Board


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PART I

Item 1. Description of Business.

     (a) Business Development.

         The Company was originally named Atlantic Medical Corporation which was the surviving corporation of a Delaware statutory merger with Rusco Development Corporation, a New York corporation, in January 1972 and the surviving corporation of the acquisition of Fox Group Enterprises, Inc. a Delaware corporation ("Fox Group") which took place on March 29, 1999. After the acquisition of Fox Group Enterprises, Inc. the corporation was named I-ROCK Industries, Inc. In April 1999 the Company changed its name to IR Operating Corporation.

         The Company generally has been inactive. The Company plans to seek and acquire suitable business opportunities or technologies within the recycling field. At present no such opportunities have been identified. The cash requirements for this search are minimal and it is not anticipated that additional funds will be needed until such time an acquisition occurs. The Company will not require any employees until a suitable business has been acquired.

         The Company is currently not required to deliver an annual report to security holders, however a copy of the Company's most recent annual report, which includes audited financial statements will be provided to any shareholder requesting such material, in writing, to the Secretary of the Company. The Company currently does not file reports with Securities and Exchange Commission.

        (b) Business of Issuer.

         Since its acquisition of Fox Group, the Company has conducted no business operations except for organizational activities. Prior to the acquisition of Fox Group, the Issuer was an inactive company. It has no material assets, no business, no sales or revenue. The Issuer was seeking a merger partner that could bring in substantial assets to the corporation. The Issuer acquired Fox Group on March 29, 1999. Fox Group at the time of the acquisition had signed letters of intent to acquire the technology, the patent and certain assets that were for producing plastic pallets and other plastic profile shapes, from recycled material, using a process known as the I-ROCK Process. On April 30, 1999, the Issuer allowed the letters of intent for the I-ROCK Process to expire because the technology will require additional development before it can be commercialized. The Corporation is currently looking for other business opportunities and technologies. To make acquisitions the Issuer may need to raise additional capital that will be used to acquire the technology and to operate the Issuer during the start up phase.

         It is anticipated that the Company's CEO and directors will receive reasonable salaries for services as executive officers at such time as the Company commences business operations. (See Part I,



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Item 6. "Executive Compensation.") These individuals will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.") The Company proposes to acquire recycling technologies that will utilize low cost raw material to make products.

         No Operating History, Revenues or Earnings. As of the date hereof, the Company has no operations and no recent operating revenues or earnings. Since the acquisition of Fox Group, most of the time and resources of IR's management have been spent in reorganizing the Company, obtaining interim financing and developing a business plan. The Company's success is dependent upon its locating suitable business opportunities and/or technologies and obtaining additional financing for intended operations from placement of its equity or debt or from third party funding sources. There is no assurance that IR will be able to locate a suitable business opportunity or obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the Company's financial statements will show an increasing net operating loss. (See
Part I, Item 1. "Description of Business.")

         Minimal Assets, Working Capital and Net Worth. As of June 30, 1999, the Company had total assets of $68,231 consisting principally of purchased patents and trademarks. As a result of its minimal assets and reported losses, as of June 30, 1999, the Company has negative net worth. Further, IR had a working capital deficit of approximately $233,000 at June 30, 1999. There can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of its lack of revenues. Since the acquisition of Fox Group the Company has been financed through loans from Murray Fox, President & CEO, for which the Company has issued promissory notes in the amount of $218,000. The Company at the time of the acquisition of Fox Group issued 1,762,230 shares of the Company's Common Stock to fourteen individuals in consideration for the acquisition. Also the shareholders of Fox Group received 7,441,700 shares of common stock. Of the shares that were issued for the acquisition of Fox Group, Murray Fox, the CEO, received 3,906,892 shares, Anthony Conte, Vice President received 1,901,354 shares, David Katz, Secretary, received 893,004 shares and 740,450 shares were issued to other shareholders of Fox Group.

         Need for Additional Capital: Going Concern Qualification Expressed by Auditor. While the Company is looking for business opportunities and/or technologies the ongoing expenses will be minimal. However, to grow the Company will need to raise additional equity and/or debt financing. IR's independent certified public accountant has expressed this as a "going concern" qualification. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, IR may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of, among other things, the current state of its business, its limited personnel and other

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resources. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company. IR has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed.

         Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of Murray Fox. Murray Fox, Anthony Conte and David Katz are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers of IR. The loss of the services of Murray Fox would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on the life of Murray Fox, and has an employment agreement with Murray Fox.

         Ability to Grow Dependent on Acquisitions. The Company expects to grow through acquiring other business opportunities and/or technologies. There is no assurance that the Company will be able to locate suitable business opportunities or technologies or that the Company will be able to acquire any business or technology that has been identified.

         Absence of Public Market for Shares. The Company's shares of Common Stock are registered with the U.S. Securities and Exchange Commission under the Act. There is no active public market for the shares of Common Stock and no assurance that one will develop.

         Potential Sale of Restricted Shares. Of its outstanding shares, the Company has issued 7,441,700 shares of common stock to persons affiliated with Fox Group pursuant to an exemption from registration provided by Rule 4(2) and Regulation D promulgated under Section 3(b) of the Act. These shares are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities, for a period of one year after the acquisition thereof from the Company or an affiliate of the Company, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restrictions. Resales of the free trading shares of Common Stock by "affiliates, control persons and/or underwriters" of IR, as those terms are defined in the Act, will be subject to the volume limitations, described in paragraph (e) of Rule 144. Any transfer or resale of the shares of IR's Common Stock will be subject, in addition to the Federal securities laws, to the "blue sky" laws of each state in which such transfer or resale occurs. A total of 7,441,700 shares of the Company's Common Stock will be available for resale under Rule 144 commencing on March 30, 2000. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales also might impede future financing by the Company. (See Part III, Item 11. "Security Ownership of Certain Beneficial Owners and Management.")

         No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever

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be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

         No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

         Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part III, Item 11. "Security Ownership of Certain Beneficial Owners and Management.")

         Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

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Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations

         Since 1981, the Company has conducted no business operations except for organizational activities and looking for a merger partner. For the period from the acquisition of Fox Group (March 29, 1999) through June 30, 1999, the Company had no income from operations and operating expenses aggregating $467,769. The Company is actively working to find suitable business opportunities and/or technologies. The Company is concentrating its efforts in the recycling and environmental business segments.

         The Company may have to raise additional funds from outside investors to fund any business opportunities it may locate. Management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Even before an acquisition the Company expects that the cash on hand will not be sufficient to meet its operating needs for the next 12 months and will have to obtain further loans from stockholders. Accordingly, management expects that it will be necessary for IR to raise additional funds when IR is ready to make an acquisition.

         In addition, at least initially, the Company intends to operate out of an office provided by Murray Fox. Thus, it is not anticipated that IR will lease or purchase office space or computer equipment in the foreseeable future. IR may in the future establish its own facilities and/or acquire computer equipment if the necessary capital becomes available; however, the Company's financial condition does not permit management to consider the acquisition of office space or equipment at this time.

Financial Condition, Capital Resources and Liquidity

         At June 30, 1999, the Company had assets totaling $68,231 and accrued expenses of $23,130 attributable to accrued legal expenses, organization expenses and professional fees. Since the Company's acquisition of Fox Group in March 1999, it has received $218,000 in cash in the form of loans from Murray Fox which are represented by promissory notes issued by the Company.

         IR's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of its lack of revenues. The ability of the Company to continue as a going concern is dependent upon its ability to acquire a viable business or technology.

Net Operating Losses

         The Company incurred a net operating loss of $467,769 during the period January 10, 1999 through June 30, 1999, and had a stockholders' deficiency of $172,899 at June 30, 1999.

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Year 2000 Compliance

         The Company is currently in the process of evaluating its information technology for Year 2000 compliance. The Company does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be in compliance.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3. Description of Property:

         The Company's executive offices are located at 112 Main Street, Webster, MA, 01570. Its telephone number is (888) 444-4762. The Company pays no rent for this space. The Company owns no real or personal property.

Item 4. Security Ownership of Certain Beneficial Owners and Managers

         The following table sets forth information as of June 30, 1999, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five per cent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each

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of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(a) Security ownership of certain beneficial owners;


            (1)                          (2)                         (3)                         (4)
            ---                          ---                         ---                         ---
      Title of Class               Name and Address               Amount and              Percent of Class
      --------------               ----------------               ----------              ----------------
                                    of Beneficial                 Nature of
                                    -------------                 ---------
                                        Owner                  Beneficial Owner
                                        -----                  ----------------

Common Stock, par            Murray Fox (1)(2)(3)                 3,906,892                     43.8%
value $0.001                 112 Main Street
                             Webster, MA 01570

                             Anthony Conte (1)(2)(3)              1,901,354                     21.4%
                             9 Suncrest Drive
                             Dix Hills, NY 11746

                             David Katz (1)(2)(3)                   893,004                     10.0%
                             54 Tarn Drive
                             Morris Plains, NJ
                             07950

(b) Security ownership of management

            (1)                          (2)                         (3)                         (4)
            ---                          ---                         ---                         ---
      Title of Class               Name and Address               Amount and              Percent of Class
      --------------               ----------------               ----------              ----------------
                                    of Beneficial                 Nature of
                                    -------------                 ---------
                                        Owner                  Beneficial Owner
                                        -----                  ----------------

Common Stock, par            Murray Fox                           3,906,892                     43.8%
value $0.001                 112 Main Street
                             Webster, MA 01570

                             Anthony Conte                        1,901,354                     21.4%
                             9 Suncrest Drive
                             Dix Hills, NY 11746

                             David Katz                             893,004                     10.0%
                             54 Tarn Drive
                             Morris Plains, NJ
                             07950

Total                                                             6,701,250                     75.3%

(1) Based upon 8,900,000 shares of the Company's Common Stock issued and outstanding as of June 30, 1999.

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(2) Executive officer of the Company.

(3) Member of the Board of Directors of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons

Murray J. Fox - Director, President and Chief Executive Officer

Mr. Fox has been in the recycling business in excess of twenty years. He founded Recycling Enterprises, Inc., a glass recycler in the 1970's. Mr. Fox was also a co-founder of REI Distributors, Inc. in 1981 and became the largest glass recycler in the state of New Jersey. REI merged with Pure Tech International, Inc., a plastics recycler, in 1991. The newly combined business continued under the Pure Tech name and became one of the largest plastic recycler in the United States. In 1995 Pure Tech merged with Ozite Corporation and thus became a diversified manufacturer of plastic materials and products as well as continuing in the recycling field. Mr. Fox remained a director and officer of the newly named PureTec Corporation until it was sold and privatized in 1998. Anthony Conte - Director and Vice President

Mr. Conte was President of Pure Tech Plastics from 1992-1998 and in that capacity was responsible for all facets of the business. This included five plastics recycling facilities in the Northeastern United States as well as the building of several plants in the Far East that were licensed from Pure Tech. From 1989 to 1991, Mr. Conte worked as an independent consultant to Pure Tech International. From 1977 to 1988, Mr. Conte founded and was COO of Alcon Enterprises, an independent supplier of services and part to the food and beverage industries. Mr. Conte is currently Chairman of Ecoboard Holdings, Inc.

David Katz, Director, Secretary and Consultant

         Mr. Katz served the President and COO of PureTec Corporation from 1988-1998 when the company was sold to a private buyer. Prior to joining PureTec he was a consultant to the food and beverage packing industry. From 1982-1987 he was Vice President and Director of Operations for Taylor Wine Company a subsidiary of The Coca-Cola Company. Prior to that he was US Director of Packaging for the Coca-Cola Company in Atlanta, Georgia and was responsible for coordinating the introduction of PET bottles to the U.S. soft drink industry.

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Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

Name                       Age         Position(s) with Company
-----                      ---         ---------------------------
Murray Fox                 76          President, Chief Executive
                                       Officer &  Director

Anthony Conte              45          Vice President and Director

David Katz                 59          Secretary and Director

The above-named persons became directors of the Company in March 1999 and may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Act.

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Murray Fox, Anthony Conte and David Katz will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

         Aside from the above-named officers and directors, there are no other persons whose activities will be material to the operations of the Company at this time.

Family Relationships

         There are no family relationships between or among the executive officers and directors of the Company.

Item 6.  Executive Compensation:

         The Company, in consideration for various services performed for the Company, has signed an employment agreement with Murray Fox. Murray Fox is to receive annual compensation in the amount of $100,000 per year. However, at present no cash payments are being made to Murray Fox and the salary due is being accrued on the books of the Company. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as IR commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of its officers for their services in the positions. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

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         The Company does not presently provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

Compensation of Directors

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions:

         Escrow Agreement - As part of the acquisition of Fox Group the shareholders of Fox Group signed an Escrow Agreement with Reva Enterprises, Inc. and John B. Lowy, P. C., who are shareholders of the Company which calls for the former Fox Group shareholders to return on pro-rata basis 750,000 shares of common stock that was issued to them at the time of the acquisition if the Company does not achieve a tangible net worth of at least $4,000,000 within six months of the date of the acquisition (March 29,1999).

         Fox Group Shareholder Agreement - The shareholders of Fox Group at the time of the acquisition of Fox Group signed an agreement that calls for the return of 3,867,204 shares to the Company to be used for the acquisition of I-ROCK technology and/or company. The shares are to be returned at the time of the I-ROCK acquisition or on the six month anniversary date of the Fox Group acquisition, whichever comes first.

         Since the Company's acquisition of Fox Group in March 1999, it has received $218,000 in cash in the form of loans from Murray Fox which are represented by promissory notes issued by the Company. The promissory notes bear interest at 5.5% per annum, with a default interest rate of 18% per annum.

         See "Item 1. Description of Business" regarding transactions between the Company and its current directors in connection with the acquisition of Fox Group.

Item 8.  Description of Securities.

    Common Stock, par value $0.001, 50,000,000 shares authorized, 8,900,000 shares issued at July 30, 1999.

         The Company has authorized 50,000,000 shares, par value $0.001, of common stock. The common stock has one vote per share, with no cumulative voting. There are no pre-emptive rights, no conversion rights, no preferences, no redemption provisions, no sinking fund provisions or any liability for further calls or assessments. There are no stated liquidation rights other than those that may exist under Delaware law. Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such times as the board of directors may determine. No other dividend rights exist. The board has not declared any

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dividend to date, and presently does not intend to declare any dividend in the future. The rights of shareholders cannot be changed without a majority vote of the outstanding shares of the Company, except that a quorum consists of a majority of the outstanding shares, and a majority of the quorum may change the rights of the shareholders. The board of directors currently controls approximately 75% of the outstanding shares of the company and therefore can effectively control any vote of shareholders. See "Item 1: Description of Business - Potential Sale of Restricted Shares" for information about shares of Common Stock which may become saleable in the future.

Preferred Stock, par value $0.001, 5,000,000 shares authorized, none issued at July 30, 1999

         The Company has authorized 5,000,000 shares, par value $0.001 of preferred stock. Shares of preferred stock may be issued in such classes or series, and may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and qualifications, or restrictions thereof, shall be stated and expressed in the Articles of Incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors pursuant to the authority which is expressly vested in it by the provisions thereof.

Transfer Agent

     The transfer agent and address for the Company:

                           Jersey Transfer and Trust Co.
                           201 Bloomfield Avenue
                           Verona, NJ   07044
                           973-239-2712

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         (a) Market Information.

         The Company's common stock is traded on the Nasdaq Bullet Board system under the trading symbol IROC. The following table shows the high and low sales price which are available for each quarter within the last two complete fiscal years as well as the subsequent interim quarters. These prices represent interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

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Quarter Ended                High                    Low
March 31, 1997                *                       *
June 30, 1997                2-3/4                     1/2
September 30, 1997           1-1/8                   1-1/8
December 31, 1997            1-1/8                   1-1/8

March 31, 1998               18                      2-1/4
June 30, 1998                2-1/4                   2-1/4
September 30, 1998           9                       2-1/4
December 31, 1998            7-7/8                   6-3/4

March 31, 1999               7-1/32                  29/128
June 30, 1999                5                       1/4

*        Not available.

     (b) Holders.

         As of June 30, 1999, the Company had approximately 330 shareholders of record of its outstanding shares of Common Stock.

     (c) Dividends.

         The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2.        Legal Proceedings.

         The Company knows of no legal proceedings to which it is a party or to which any of its property is subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3. Changes in and Disagreements with Accountants

         The Board of Directors of the Company have appointed Holtz Rubenstein & Co., LLP ("HR") as auditors for the Company. Ralph S. Inocencio CPA, had been the outside accountant for the Company through March 29, 1999. During the year ended December 31, 1998 and the three months ended March 29, 1999, there were no disagreements between IR and Ralph S. Inocencio on any matter of accounting principles and practices, financial statement disclosure, or audit scope and procedure, which disagreement, if not resolved to the satisfaction of Mr. Inocencio, would have caused him to make reference to the subject matter of the disagreement in connection with his report.

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

Item 4. Recent Sales of Unregistered Securities

         On March 29, 1999, 7,441,700 shares of common stock were issued to the shareholders of Fox Group Enterprises, Inc. in connection with acquisition of Fox Group by the Company.

         On March 29, 1999, the Company issued 1,0762,230 shares of stock to fourteen (14) individuals in consideration for consulting work performed in connection with the acquisition of Fox Group. The Company claimed the exemption from registration in connection with each of the offerings provided under
Section 4(2) of the Act and Rule 504 of Regulation D promulgated thereunder.

PART F/S

The Financial Statements of IR, and Notes to Financial Statements together with the Independent Auditor's Report of Holtz Rubenstein and Co., LLP required by this Item 13 commence on page F-1 hereof.

                            IR Operating Corporation
                        (A Development Stage Enterprise)
                              Financial Statements
           Period January 10, 1999 (inception) through March 31, 1999 and the three months ended June 30, 1999

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report .............................................   F-2

Balance Sheets ...........................................................   F-3

Statements of Operations .................................................   F-4

Statement of Changes in Stockholders' Equity .............................   F-5

Statements of Cash Flows .................................................   F-6

Notes to Financial Statements .......................................  F-7 - F-9

                          Independent Auditors' Report

Board of Directors and Stockholders
IR Operating Corporation

We have audited the accompanying balance sheet of IR Operating Corporation (a development stage company) as of March 31, 1999, and the related statements of operations and cash flows for the period January 10, 1999 (inception) through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IR Operating Corporation as of March 31, 1999, and the results of its operations and its cash flows for the period January 10, 1999 (inception) through March 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that IR Operating Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, IR Operating Corporation has suffered a loss in the current period and has negative working capital. These factors raise substantial doubt regarding its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

                                                     HOLTZ RUBENSTEIN & CO., LLP

Melville, New York
June 10, 1999

                            IR OPERATING CORPORATION
                            ------------------------
                          (A Development Stage Company)

                                 BALANCE SHEETS
                                 --------------


                                                                     March 31,             June 30,
         ASSETS                                                        1999                  1999
         ------                                                   ------------          ------------
                                                                                          (Unaudited)
CURRENT ASSET:
   Cash                                                           $         -          $       8,451

PATENTS AND TRADEMARKS                                                      -                 59,780
                                                                  ------------          ------------

                                                                  $         -           $     68,231
                                                                  ============          ============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
----------------------------------------

CURRENT LIABILITIES:
   Accounts payable                                               $     24,062          $     23,130
   Loan payable - stockholder (Note 3)                                  73,000               218,000
                                                                  ------------          ------------
       Total current liabilities                                        97,062               241,130
                                                                  ------------          ------------

COMMITMENT (Note 8)

STOCKHOLDERS' DEFICIENCY:  (Note 5)
   Common stock, par value $.001 per share;
     authorized 50,000,000 shares, issued and
     outstanding 8,900,000 shares                                        8,900                 8,900
   Preferred stock, par value $.001; authorized
     5,000,000 shares; 0 issued and outstanding                             -                     -
   Additional paid-in capital                                          285,970               285,970
   Deficit accumulated during the development stage                   (391,932)             (467,769)
                                                                  ------------          ------------

                                                                       (97,062)             (172,899)
                                                                  ------------          ------------

                                                                  $         -           $     68,231
                                                                  ============          ============


                        See notes to financial statements

                            IR OPERATING CORPORATION
                            ------------------------
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                            ------------------------


                                                     January 10, 1999                             Cumulative
                                                        (Inception)         Three Months            During
                                                         Through,               Ended             Development
                                                      March 31, 1999        June 30, 1999            Stage
                                                     -----------------      ---------------    ----------------
                                                                             (Unaudited)          (Unaudited)
EXPENSES:
   Organization and merger costs (Note 4)             $    288,000          $    56,534          $    344,534
   Loss on aborted acquisition (Note 6)                    103,856               18,258               122,114
   General and administrative                                   76                1,045                 1,121
                                                      ------------          -----------          ------------

NET LOSS                                              $   (391,932)         $   (75,837)         $   (467,769)
                                                      ============          ===========          ============

NET LOSS PER SHARE (Note 5)                                 $(.05)                $(.01)         $       (.06)
                                                            =====                 =====          ============

WEIGHTED AVERAGE NUMBER
   OF SHARES OF COMMON
   STOCK OUTSTANDING                                     7,678,674            8,900,000             8,328,619
                                                         =========            =========             =========

                        See notes to financial statements

                            IR OPERATING CORPORATION
                            ------------------------
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY
                        ---------------------------------
                                 (Notes 4 and 5)

                                                                  Common Stock          Preferred Stock
                                                                50,000,000 Shares      5,000,000 Shares
                                          Common Stock           $.001 Par Value        $.01 Par Value
                                     ----------------------  ----------------------  -------------------
                                                     Par                      Par                   Par
                                       Shares       Value       Shares       Value     Shares      Value
                                     ---------  -----------  -----------   --------  ----------   --------

BALANCE, January 10, 1999                  -    $        -            -    $     -           -     $ -

Common stock issued for cash            1,000       300,000           -          -           -       -

Common stock shares issued for
   acquisition of Fox Group
   Enterprises, Inc.                   (1,000)     (300,000)   7,837,770      7,838          -       -

Common stock issued to consultants         -             -     1,062,230      1,062          -       -

Net loss                                   -             -            -          -           -       -
                                     --------   -----------  -----------   --------  ----------    ----

BALANCE, March 31, 1999                    -             -     8,900,000      8,900          -       -

Net loss (unaudited)                       -             -            -          -           -       -
                                     --------   -----------  -----------   --------  ----------    ----

BALANCE, June 30, 1999
   (unaudited)                             -    $        -     8,900,000   $  8,900          -     $ -
                                     ========   ===========  ===========   ========  ==========    ====


                                                        Deficit
                                                      Accumulated
                                      Additional      During the
                                       Paid-in        Development
                                       Capital           Stage           Total
                                       --------       ----------       ---------

BALANCE, January 10, 1999           $        -        $       -        $   -

Common stock issued for cash                 -                -         300,000

Common stock shares issued for
   acquisition of Fox Group
   Enterprises, Inc.                    269,032               -         (23,130)

Common stock issued to consultants       16,938               -          18,000

Net loss                                     -          (391,932)      (391,932)
                                    -----------     ------------    -----------

BALANCE, March 31, 1999                 285,970         (391,932)       (97,062)

Net loss (unaudited)                         -           (75,837)       (75,837)
                                    -----------     ------------    -----------

BALANCE, June 30, 1999
   (unaudited)                      $   285,970       $  (467,769)    $(172,899)
                                    ===========       ===========      =========

                        See notes to financial statements

                            IR OPERATING CORPORATION
                            ------------------------
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                            ------------------------


                                                           January 10, 1999                         Cumulative
                                                              (Inception)        Three Months         During
                                                               Through,              Ended          Development
                                                            March 31, 1999       June 30, 1999         Stage
                                                            ---------------    -----------------  --------------
                                                                                  (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                    $  (391,932)       $  (75,837)      $  (467,769)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
       Loss incurred in merger transaction                         200,000                -            200,000
       Non-cash compensation                                        18,000                -             18,000
       Changes in operating assets and liabilities:
         Increase in liabilities:
           Accounts payable and accrued
              expenses                                                 932              (932)               -
                                                               -----------        ----------       -----------
       Net cash used in operating activities                      (173,000)          (76,769)         (249,769)
                                                               -----------        ----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Net cash used in business acquisition                          (200,000)               -           (200,000)
   Acquisition of intangible assets                                     -            (59,780)          (59,780)
                                                               -----------        ----------       -----------
       Net cash used in investing activities                      (200,000)          (59,780)         (259,780)
                                                               -----------        ----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from loan payable - stockholder                         73,000           145,000           218,000
   Proceeds from issuance of common stock                          300,000                -            300,000
                                                               -----------        ----------       -----------
       Net cash provided by financing activities                   373,000           145,000           518,000
                                                               -----------        ----------       -----------

Net increase in cash and cash equivalents                               -              8,451             8,451

Cash and cash equivalents at beginning of period                        -                 -                 -
                                                               -----------        ----------       -----------

Cash and cash equivalents at end of period                     $        -         $    8,451       $     8,451
                                                               ===========        ==========       ===========

                        See notes to financial statements

                            IR OPERATING CORPORATION
                            ------------------------
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                   PERIOD JANUARY 10, 1999 (INCEPTION) THROUGH
                   -------------------------------------------
               MARCH 31, 1999 AND THREE MONTHS ENDED JUNE 30, 1999
               ---------------------------------------------------
 (Information with respect to the three months ended June 30, 1999 is unaudited)


1.     Nature of Operations:
       ---------------------

          IR Operating Corporation's (the "Company") financial statements for the period ended March 31, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of approximately $392,000 for the period January 10, 1999 (inception) through March 31, 1999. This is due to the fact that the Company has been in the development stage since inception. Management's plans regarding improving the results of future operations and liquidity include acquisitions and mergers.

2.     Summary of Significant Accounting Policies:
       -------------------------------------------

       a. Statement of cash flows
          -----------------------

          For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

       b. Estimates
          ---------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       c. Organization costs
          ------------------

          The Company expenses organization costs as incurred. Organization costs incurred in the period January 10, 1999 (inception) through March 31, 1999 and the three months ended June 30, 1999 approximated $70,000 and $57,000, respectively.

       d. Interim financial statements
          ----------------------------

          The unaudited financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the results for the period. The results of operations are not necessarily indicative of the results expected for the fiscal year.

3.     Loan Payable - Stockholder:
       ---------------------------

       On March 31, 1999, the Company issued a promissory note to a stockholder in the amount of $73,000, together with interest accruing at the rate of 5.5% per annum, until such time as the note is paid. The entire amount must be repaid when the Company receives funding of $1,500,000.

       ---------------------------

       In the event of default when due, or in the event of suspension of actual business, insolvency, assignment for the benefit of creditors, adjudication of bankruptcy, or appointment of a receiver, the unpaid principal balance shall, at the option of the holder, become immediately due, with the amount then due accruing interest at a rate of 18% per annum or the highest rate permitted by law, which ever is less.

4.     Merger Agreement:
       -----------------

       On March 29, 1999, Atlantic Medical Corporation ("Atlantic") acquired 100% of the issued and outstanding common stock of Fox Group Enterprises, Inc. ("Fox") making the Fox a wholly-owned subsidiary of Atlantic. Under the terms of the merger agreement, the holders of Fox were issued 7,441,700 shares of the Company's common stock. A maximum of 750,000 of the shares issued to the Fox holders are subject to reversion to the Atlantic shareholders in the event certain conditions are not met within 180 days after the merger. An additional 1,062,230 shares of common stock (valued at $18,000) were issued to consultants in connection with the transaction. The pre-merger shareholders of Atlantic were paid $200,000 by Fox.

       Although in the form of a merger, the transaction is, in substance, an acquisition of Atlantic by Fox. Atlantic and stockholders agree that all issued and outstanding shares of common stock of Fox, equal to one hundred percent (100%), shall be exchanged with Atlantic for approximately 84% of the common stock of Atlantic. Stockholders represent and warrant that they will hold such shares of Atlantic for investment purposes and not for further public distribution. These shares will be appropriately restricted.

       The excess of the consideration paid over the fair value of the net assets received was charged to operations in the period ended March 31, 1999.

       Prior to the closing of the merger agreement unanimous written consent was received of Atlantic's directors and a majority of Atlantic's shareholders approved Atlantic changing its name to "IR Operating Corporation".

5.     Stockholders' Equity:
       ---------------------

       a. Capitalization
          --------------

          Pursuant to an amendment of the Company's certificate of incorporation, the Company has authorized shares of common stock of 50,000,000 at $.001 par value.

       b. Net loss per share
          ------------------

          Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128) requires dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options or convertible securities were exercised or converted into common stock.

          Basic and diluted loss per share amounts were equivalent for all periods presented.

6.     Loss on Aborted Acquisition:
       ----------------------------

       During the period January 10, 1999 (inception) through March 31, 1999 and the three months ended June 30, 1999, the Company incurred charges to operations of approximately $104,000 and $18,000, respectively, relating to an aborted acquisition of assets.

7.     Supplementary Information - Statement of Cash Flows:
       ----------------------------------------------------

       The Company assumed accounts payable approximating $23,100 in connection with the merger with Atlantic.

8.     Commitment:
       -----------

       The Company entered into an employment agreement with an officer, commencing July 1, 1999, which provides for a minimum annual salary of $100,000.

PART III

Item 1. Index to Exhibits

2(i)     Articles of Incorporation the Company, as amended

2(ii)    Bylaws of the Company

3(i) Escrow Agreement dated March 29, 1999 with Reva Enterprises, Inc. and John B. Lowy, P. C.

3(ii)    Fox Group Enterprises Stockholder Agreements dated March 29, 1999

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            IR Operating Corporation
                            (Registrant)

Date: August 26, 1999        By: /s/ Murray Fox
                             -------------------------
                             Murray Fox, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     Date                             Signature                   Title
     ----                             ---------                   -----

August 26, 1999        By:   /s/ Murray Fox              President and Director
                          -----------------------
                             Murray Fox

                                       16